SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


                              COMCAST CORPORATION
                            [GRAPHIC OMITTED - LOGO]


(Mark One):

X    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934.
     For the fiscal year ended December 31, 1997.

                                       OR

____ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934.
     For the transition period from _________ to ________

Commission file number 0-6983

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     THE COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     Comcast Corporation
     1500 Market Street
     Philadelphia, PA 19102-2148

                              COMCAST CORPORATION RETIREMENT-
                              INVESTMENT PLAN

                              Financial Statements as of December 31, 1997 and 1996 and for each of the Three Years in the Period Ended December 31, 1997; Supplemental Schedules as of and for the Year Ended December 31, 1997; and Independent Auditors' Report

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

TABLE OF CONTENTS


                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS:

     Statement of Net Assets Available for Benefits With Fund
          Information as of December 31, 1997 and 1996                        2

     Statement of Changes in Net Assets Available for Benefits With
          Fund Information for the Years Ended December 31, 1997, 1996
          and 1995                                                          3-5

     Notes to Financial Statements                                         6-11

SUPPLEMENTAL SCHEDULES:

     Line 27a - Schedule of Assets Held for Investment Purposes as of
          December 31, 1997                                                  12

     Line 27d - Schedule of Reportable Transactions for the Year Ended
          December 31, 1997                                                  13

INDEPENDENT AUDITORS' REPORT

Plan Administrator
Comcast Corporation Retirement-Investment Plan
Philadelphia, Pennsylvania

We have audited the accompanying statement of net assets available for benefits with fund information of the Comcast Corporation Retirement-Investment Plan (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits with fund information for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Comcast Corporation Retirement-Investment Plan as of December 31, 1997 and 1996, and the related changes in net assets available for benefits for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund in the statement of net assets available for benefits with fund information and the statement of changes in net assets available for benefits with fund information is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules on pages 12 and 13 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund and supplemental schedules are the responsibility of the Plan's management. The supplemental information by fund and supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
June 19, 1998

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------


                                                              Mutual Funds

                                  Dodge         Fidelity
                                 and Cox        Blue Chip         PBHG            Ivy             Total
                                Balanced         Growth          Growth      International        Mutual
                                  Fund            Fund            Fund            Fund            Funds
DECEMBER 31, 1997

ASSETS
   Investments, at fair or
      contract value           $20,218,907     $39,071,781     $ 5,695,881     $ 5,688,630     $70,675,199
   Cash
   Loans receivable from
      participants
                               -----------     -----------     -----------     -----------     -----------

NET ASSETS AVAILABLE
   FOR BENEFITS                $20,218,907     $39,071,781     $ 5,695,881     $ 5,688,630     $70,675,199
                               ===========     ===========     ===========     ===========     ===========

DECEMBER 31, 1996

ASSETS
   Investments, at fair or
      contract value           $13,520,611     $26,443,398     $ 3,483,526     $ 2,303,811     $45,751,346
   Cash
   Loans receivable from
      participants
                               -----------     -----------     -----------     -----------     -----------

NET ASSETS AVAILABLE
   FOR BENEFITS                $13,520,611     $26,443,398     $ 3,483,526     $ 2,303,811     $45,751,346
                               ===========     ===========     ===========     ===========     ===========


                                                    Stable          Total
                                 Comcast            Value        Investment         Participant
                                Stock Fund          Fund            Funds            Loan Fund        Total
DECEMBER 31, 1997

ASSETS
   Investments, at fair or
      contract value           $ 37,694,328     $ 29,194,986     $137,564,513     $                $137,564,513
   Cash                           1,450,289        5,079,040        6,529,329                         6,529,329
   Loans receivable from
      participants                                                                   6,174,371        6,174,371
                               ------------     ------------     ------------     ------------     ------------

NET ASSETS AVAILABLE
   FOR BENEFITS                $ 39,144,617     $ 34,274,026     $144,093,842     $  6,174,371     $150,268,213
                               ============     ============     ============     ============     ============

DECEMBER 31, 1996

ASSETS
   Investments, at fair or
      contract value           $ 19,858,161     $ 22,336,491     $ 87,945,998     $                $ 87,945,998
   Cash                           3,692,819        8,868,582       12,561,401                        12,561,401
   Loans receivable from
      participants                                                                   4,658,990        4,658,990
                               ------------     ------------     ------------     ------------     ------------

NET ASSETS AVAILABLE
   FOR BENEFITS                $ 23,550,980     $ 31,205,073     $100,507,399     $  4,658,990     $105,166,389
                               ============     ============     ============     ============     ============


See notes to financial statements.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                                             Mutual Funds

                                               Dodge          Fidelity
                                              and Cox         Blue Chip           PBHG               Ivy              Total
                                             Balanced          Growth            Growth         International        Mutual
                                               Fund             Fund              Fund               Fund             Funds
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
   Investment income:
      Net realized and unrealized
        appreciation (depreciation) in
        fair value of investments          $  1,792,883      $  5,929,901      $    (67,073)     $    274,312      $  7,930,023
      Interest and dividends                  1,532,461         1,884,234                             133,488         3,550,183
                                           ------------      ------------      ------------      ------------      ------------
                                              3,325,344         7,814,135           (67,073)          407,800        11,480,206
                                           ------------      ------------      ------------      ------------      ------------
   Contributions:
      Employee                                3,121,095         5,240,073         1,535,385         2,047,378        11,943,931
      Employer                                  898,586         1,649,103           390,842           423,160         3,361,691
                                           ------------      ------------      ------------      ------------      ------------
                                              4,019,681         6,889,176         1,926,227         2,470,538        15,305,622
                                           ------------      ------------      ------------      ------------      ------------
                                              7,345,025        14,703,311         1,859,154         2,878,338        26,785,828
                                           ------------      ------------      ------------      ------------      ------------

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
   Benefits paid to participants or
     beneficiaries                              997,293         2,370,839           352,551           340,298         4,060,981
                                           ------------      ------------      ------------      ------------      ------------
                                                997,293         2,370,839           352,551           340,298         4,060,981
                                           ------------      ------------      ------------      ------------      ------------

Net increase (decrease) prior to
     interfund transfers                      6,347,732        12,332,472         1,506,603         2,538,040        22,724,847
Loan repayments--principal                      251,296           508,748            83,815            98,235           942,094
Loan withdrawals                               (538,711)         (988,514)         (185,809)         (231,170)       (1,944,204)
Other interfund transfers                       637,979           775,677           807,746           979,714         3,201,116
                                           ------------      ------------      ------------      ------------      ------------
Net increase                                  6,698,296        12,628,383         2,212,355         3,384,819        24,923,853
NET ASSETS AVAILABLE
   FOR BENEFITS:
      Beginning of year                      13,520,611        26,443,398         3,483,526         2,303,811        45,751,346
                                           ------------      ------------      ------------      ------------      ------------
      End of year                          $ 20,218,907      $ 39,071,781      $  5,695,881      $  5,688,630      $ 70,675,199
                                           ============      ============      ============      ============      ============

                                                                  Stable            Total
                                               Comcast            Value          Investment           Participant
                                             Stock Fund            Fund             Funds              Loan Fund            Total
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
   Investment income:
      Net realized and unrealized
        appreciation (depreciation) in
        fair value of investments          $  16,106,341      $                  $  24,036,364      $                  $  24,036,364
      Interest and dividends                     272,014          2,071,125          5,893,322                             5,893,322
                                           -------------      -------------      -------------      -------------      -------------
                                              16,378,355          2,071,125         29,929,686                            29,929,686
                                           -------------      -------------      -------------      -------------      -------------
   Contributions:
      Employee                                 2,990,886          3,450,752         18,385,569                            18,385,569
      Employer                                 1,352,577          1,048,735          5,763,003                             5,763,003
                                           -------------      -------------      -------------      -------------      -------------
                                               4,343,463          4,499,487         24,148,572                            24,148,572
                                           -------------      -------------      -------------      -------------      -------------
                                              20,721,818          6,570,612         54,078,258                            54,078,258
                                           -------------      -------------      -------------      -------------      -------------

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
   Benefits paid to participants or
     beneficiaries                             1,865,843          2,705,193          8,632,017            344,417          8,976,434
                                           -------------      -------------      -------------      -------------      -------------
                                               1,865,843          2,705,193          8,632,017            344,417          8,976,434
                                           -------------      -------------      -------------      -------------      -------------

Net increase (decrease) prior to
     interfund transfers                      18,855,975          3,865,419         45,446,241           (344,417)        45,101,824
Loan repayments--principal                       398,924            653,884          1,994,902         (1,994,902)
Loan withdrawals                                (910,792)          (999,704)        (3,854,700)         3,854,700
Other interfund transfers                     (2,750,470)          (450,646)
                                           -------------      -------------      -------------      -------------      -------------
Net increase                                  15,593,637          3,068,953         43,586,443          1,515,381         45,101,824
NET ASSETS AVAILABLE
   FOR BENEFITS:
      Beginning of year                       23,550,980         31,205,073        100,507,399          4,658,990        105,166,389
                                           -------------      -------------      -------------      -------------      -------------
      End of year                          $  39,144,617      $  34,274,026      $ 144,093,842      $   6,174,371      $ 150,268,213
                                           =============      =============      =============      =============      =============

See notes to financial statements.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------


                                                                             Mutual Funds

                                              Dodge        Fidelity
                                             and Cox       Blue Chip        Crabbe         PBHG           Ivy            Total
                                            Balanced        Growth          Huson         Growth     International       Mutual
                                              Fund           Fund           Fund           Fund          Fund            Funds
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
   Investment income:
      Net realized and unrealized
        appreciation (depreciation) in
        fair value of investments        $  1,123,805    $ 1,608,398    $    63,591    $              $   162,970    $  2,958,764
      Interest and dividends                  570,737      1,799,338        108,042                                     2,478,117
                                         ------------    -----------    -----------    -----------    -----------    ------------
                                            1,694,542      3,407,736        171,633                       162,970       5,436,881
                                         ------------    -----------    -----------    -----------    -----------    ------------
   Contributions:
      Employee                              1,776,306      3,555,790        470,359                       490,235       6,292,690
      Employer                                678,511      1,351,871        144,218                       146,388       2,320,988
                                         ------------    -----------    -----------    -----------    -----------    ------------
                                            2,454,817      4,907,661        614,577                       636,623       8,613,678
                                         ------------    -----------    -----------    -----------    -----------    ------------
                                            4,149,359      8,315,397        786,210                       799,593      14,050,559
                                         ------------    -----------    -----------    -----------    -----------    ------------

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
   Benefits paid to participants or
     beneficiaries                          1,129,067      1,977,471        409,861                        49,756       3,566,155
                                         ------------    -----------    -----------    -----------    -----------    ------------
                                            1,129,067      1,977,471        409,861                        49,756       3,566,155
                                         ------------    -----------    -----------    -----------    -----------    ------------

Net increase (decrease) prior to
     interfund transfers                    3,020,292      6,337,926        376,349                       749,837      10,484,404
Loan repayments--principal                    195,087        402,499         43,019                        48,267         688,872
Loan withdrawals                             (456,997)      (973,427)      (256,393)                      (54,233)     (1,741,050)
Other interfund transfers                     (10,487)       755,638     (3,253,617)     3,483,526      1,559,940       2,535,000
                                         ------------    -----------    -----------    -----------    -----------    ------------
Net increase (decrease)                     2,747,895      6,522,636     (3,090,642)     3,483,526      2,303,811      11,967,226
NET ASSETS AVAILABLE
   FOR BENEFITS:
      Beginning of year                    10,772,716     19,920,762      3,090,642                                    33,784,120
                                         ------------    -----------    -----------    -----------    -----------    ------------
      End of year                        $ 13,520,611    $26,443,398    $              $ 3,483,526    $ 2,303,811    $ 45,751,346
                                         ============    ===========    ===========    ===========    ===========    ============

                                                             Stable           Total
                                             Comcast         Value          Investment       Participant
                                           Stock Fund         Fund             Funds          Loan Fund           Total
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
   Investment income:
      Net realized and unrealized
        appreciation (depreciation) in
        fair value of investments        ($    324,354)   $                $   2,634,410    $                $   2,634,410
      Interest and dividends                   225,709        2,064,686        4,768,512                         4,768,512
                                         -------------    -------------    -------------    -------------    -------------
                                               (98,645)       2,064,686        7,402,922                         7,402,922
                                         -------------    -------------    -------------    -------------    -------------
   Contributions:
      Employee                               2,558,327        3,132,940       11,983,957                        11,983,957
      Employer                               1,499,994        1,267,824        5,088,806                         5,088,806
                                         -------------    -------------    -------------    -------------    -------------
                                             4,058,321        4,400,764       17,072,763                        17,072,763
                                         -------------    -------------    -------------    -------------    -------------
                                             3,959,676        6,465,450       24,475,685                        24,475,685
                                         -------------    -------------    -------------    -------------    -------------

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
   Benefits paid to participants or
     beneficiaries                           1,890,472        4,208,171        9,664,798          273,827        9,938,625
                                         -------------    -------------    -------------    -------------    -------------
                                             1,890,472        4,208,171        9,664,798          273,827        9,938,625
                                         -------------    -------------    -------------    -------------    -------------

Net increase (decrease) prior to
     interfund transfers                     2,069,204        2,257,279       14,810,887         (273,827)      14,537,060
Loan repayments--principal                     361,764          574,028        1,624,664       (1,624,664)
Loan withdrawals                              (801,711)      (1,598,338)      (4,141,099)       4,141,099
Other interfund transfers                      570,166       (3,105,166)
                                         -------------    -------------    -------------    -------------    -------------
Net increase (decrease)                      2,199,423       (1,872,197)      12,294,452        2,242,608       14,537,060
NET ASSETS AVAILABLE
   FOR BENEFITS:
      Beginning of year                     21,351,557       33,077,270       88,212,947        2,416,382       90,629,329
                                         -------------    -------------    -------------    -------------    -------------
      End of year                        $  23,550,980    $  31,205,073    $ 100,507,399    $   4,658,990    $ 105,166,389
                                         =============    =============    =============    =============    =============

See notes to financial statements.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION YEAR ENDED DECEMBER 31, 1995
--------------------------------------------------------------------------------

                                                                                  Mutual Funds

                                                                               John
                                                                              Hancock         John
                                                Dodge       Fidelity         Balanced        Hancock
                                               and Cox      Blue Chip          Stock       Diversified     Crabbe         Total
                                              Balanced       Growth          and Bond         Stock         Huson        Mutual
                                                Fund          Fund             Fund           Fund          Fund          Funds
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
   Investment income:
      Net realized and unrealized
        appreciation (depreciation) in
        fair value of investments            $   102,489   ($   286,269)    $  752,118    $ 2,326,510    $              $ 2,894,848
      Interest and dividends                     234,723        541,784        171,428        188,496                     1,136,431
      Interest on employee loans and other       (28,887)      (108,826)        12,789         31,141                       (93,783)
                                             -----------    -----------    -----------    -----------    -----------    -----------
                                                 308,325        146,689        936,335      2,546,147                     3,937,496
                                             -----------    -----------    -----------    -----------    -----------    -----------
   Contributions:
      Employee                                   375,792        837,066        650,851      1,385,612                     3,249,321
      Employer                                    47,067        104,081        272,555        544,929                       968,632
                                             -----------    -----------    -----------    -----------    -----------    -----------
                                                 422,859        941,147        923,406      1,930,541                     4,217,953
                                             -----------    -----------    -----------    -----------    -----------    -----------
Asset transfers:
      From Maclean Hunter Plans                2,523,951      2,835,762                                    3,090,642      8,450,355
      From Storer Plan                         1,484,842      4,527,668                                                   6,012,510
                                             -----------    -----------    -----------    -----------    -----------    -----------
                                               4,008,793      7,363,430                                    3,090,642     14,462,865
                                             -----------    -----------    -----------    -----------    -----------    -----------
                                               4,739,977      8,451,266      1,859,741      4,476,688      3,090,642     22,618,314
                                             -----------    -----------    -----------    -----------    -----------    -----------
DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
   Benefits paid to participants or
      beneficiaries                                  609                       320,502        789,656                     1,110,767
                                             -----------    -----------    -----------    -----------    -----------    -----------
                                                     609                       320,502        789,656                     1,110,767
                                             -----------    -----------    -----------    -----------    -----------    -----------

Net increase prior to interfund transfers      4,739,368      8,451,266      1,539,239      3,687,032      3,090,642     21,507,547
Loan repayments--principal                        32,072         69,503         72,799        152,112                       326,486
Loan withdrawals                                                              (132,256)      (109,710)                     (241,966)
Other interfund transfers                      6,001,276     11,399,993     (5,552,325)   (11,234,245)                      614,699
                                             -----------    -----------    -----------    -----------    -----------    -----------
Net increase (decrease)                       10,772,716     19,920,762     (4,072,543)    (7,504,811)     3,090,642     22,206,766
NET ASSETS AVAILABLE
   FOR BENEFITS:
      Beginning of year                                                      4,072,543      7,504,811                    11,577,354
                                             -----------    -----------    -----------    -----------    -----------    -----------
      End of year                            $10,772,716    $19,920,762    $              $              $ 3,090,642    $33,784,120
                                             ===========    ===========    ===========    ===========    ===========    ===========

                                                                 Stable         Total
                                                Comcast          Value        Investment      Participant
                                              Stock Fund          Fund           Funds         Loan Fund         Total
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
   Investment income:
      Net realized and unrealized
        appreciation (depreciation) in
        fair value of investments            $  2,715,659    ($   154,015)   $  5,456,492    $               $  5,456,492
      Interest and dividends                      109,885       1,274,512       2,520,828                       2,520,828
      Interest on employee loans and other         44,156         (12,412)        (62,039)                        (62,039)
                                             ------------    ------------    ------------    ------------    ------------
                                                2,869,700       1,108,085       7,915,281                       7,915,281
                                             ------------    ------------    ------------    ------------    ------------
   Contributions:
      Employee                                  2,196,172       2,310,106       7,755,599                       7,755,599
      Employer                                    773,874         662,818       2,405,324                       2,405,324
                                             ------------    ------------    ------------    ------------    ------------
                                                2,970,046       2,972,924      10,160,923                      10,160,923
                                             ------------    ------------    ------------    ------------    ------------
Asset transfers:
      From Maclean Hunter Plans                                 8,996,921      17,447,276                      17,447,276
      From Storer Plan                          1,510,789       4,580,252      12,103,551         478,414      12,581,965
                                             ------------    ------------    ------------    ------------    ------------
                                                1,510,789      13,577,173      29,550,827         478,414      30,029,241
                                             ------------    ------------    ------------    ------------    ------------
                                                7,350,535      17,658,182      47,627,031         478,414      48,105,445
                                             ------------    ------------    ------------    ------------    ------------
DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
   Benefits paid to participants or
      beneficiaries                               976,980       1,353,328       3,441,075         316,267       3,757,342
                                             ------------    ------------    ------------    ------------    ------------
                                                  976,980       1,353,328       3,441,075         316,267       3,757,342
                                             ------------    ------------    ------------    ------------    ------------

Net increase prior to interfund transfers       6,373,555      16,304,854      44,185,956         162,147      44,348,103
Loan repayments--principal                        291,009         315,103         932,598        (932,598)
Loan withdrawals                                  (77,046)       (749,994)     (1,069,006)      1,069,006
Other interfund transfers                        (401,885)       (212,814)
                                             ------------    ------------    ------------    ------------    ------------
Net increase (decrease)                         6,185,633      15,657,149      44,049,548         298,555      44,348,103
NET ASSETS AVAILABLE
   FOR BENEFITS:
      Beginning of year                        15,165,924      17,420,121      44,163,399       2,117,827      46,281,226
                                             ------------    ------------    ------------    ------------    ------------
      End of year                            $ 21,351,557    $ 33,077,270    $ 88,212,947    $  2,416,382    $ 90,629,329
                                             ============    ============    ============    ============    ============

See notes to financial statements.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
--------------------------------------------------------------------------------


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The financial statements of the Comcast Corporation Retirement-Investment Plan (the "Plan") are presented using the accrual basis of accounting. Investments in mutual funds and the Comcast Stock Fund are carried at fair value. Fair value is determined by the last sale or closing price as of the last trading day of the Plan year for investments in securities traded on a matured securities exchange or the Nasdaq National Market. Investment contracts which are included in the Stable Value Fund are fully benefit-responsive and are carried at contract value. Contract value represents contributions made, plus interest at the contract rate and transfers, less distributions. Loans receivable from participants are valued at cost which approximates fair value. Net unrealized appreciation or depreciation in the financial statements reflects changes in fair value of investments held at year end, while net realized gains and losses associated with the disposition of investments are recorded as of the trade date and calculated based on fair value as of such date. All costs associated with administering the Plan are paid or absorbed by Comcast Corporation ("Comcast," the "Company" or the "Plan Administrator").

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Certain reclassifications have been made to the prior years' financial statements to conform to those classifications used in 1997.

2.   PLAN DESCRIPTION

     The following description of the Plan provides only general information. Plan participants should refer to the Plan document and applicable amendments for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan qualified under Internal Revenue Code (the "Code") Sections 401(k), 401(a) and 401(m). The original Plan has been amended and restated to reflect mergers of other plans with and into the Plan and to make certain other technical, compliance and design changes. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Effective December 31, 1995 (the "Maclean Hunter Merger Date"), the 401(k) plans (collectively, the "Maclean Hunter Plans") of COM MH Cable TV, Inc., Comcast Cablevision of Detroit, Comcast Cablevision of New Jersey, Inc. and Comcast Cablevision of Broward, Inc., subsidiaries of the Company (collectively, "Maclean Hunter"), were merged with and into the Plan (the "Maclean Hunter Merger") and their net assets available for benefits of $17,447,276 were transferred into the Plan. All participants of the Maclean Hunter Plans became eligible for participation in the Plan as of the Maclean Hunter Merger Date.

     On December 14, 1995 (the "Stock Swap Date"), the Plan exchanged all 750,930 shares of Comcast Class A Common Stock (the "Class A Stock") held by the Plan with the Company, on a one-for-one basis, for Comcast Class A Special Common Stock (the "Class A Special Stock"). The Class A Special Stock is generally nonvoting while the Class A Stock is voting. As of the Stock Swap Date, the share price of the Class A Stock and the Class A Special Stock was $18.13 and $18.88, respectively.

     Effective September 30, 1995 (the "Storer Merger Date"), the 401(k) plan (the "Storer Plan") of Storer Communications, Inc., an indirect wholly owned subsidiary of the Company ("Storer"), was merged with and into the Plan (the "Storer Merger") and its net assets available for benefits of $12,581,965 were transferred into the Plan. All participants of the Storer Plan became eligible for participation in the Plan as of the Storer Merger Date.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (Continued)
--------------------------------------------------------------------------------


     An employee is eligible for participation in the Plan upon completion of one year of service, as defined in the Plan. Each eligible employee may direct the Company to make contributions to the Plan of any whole percentage from 1% through 17% of their compensation, subject to certain limits imposed by the Code. The Company matches 100% of the participant's contribution up to 1% of the participant's compensation for such payroll period, and 50% of the participant's contribution in excess of 1% of the participant's compensation for such payroll period, up to a maximum total matching contribution of 3.5% of the participant's compensation. Each participant has at all times a 100% nonforfeitable interest in the participant's contributions and earnings attributable thereto. Contributions by the Company and earnings thereon vest according to the following schedule:

          Years of Service                                Vested Percentage

          1 year but less than 2 years                          20%
          2 years but less than 3 years                         40
          3 years but less than 4 years                         60
          4 years but less than 5 years                         80
          5 years or more                                      100

     The Company contributes cash to purchase 10 shares of Class A Special Stock for the account of each newly eligible participant. These contributions are recorded at the market value of the shares at the date contributed.

     Accounts of the participants in the former Storer Plan and Maclean Hunter Plans were transferred as of the Storer Merger Date and the Maclean Hunter Merger Date, respectively, to the Plan whether or not vested as of such merger dates.

     Each participant has the right, in accordance with the provisions of the Plan, to direct the investment by State Street Bank (the "Trustee") of all amounts allocated to the separate accounts of the participant under the Plan among any one or more of the investment fund options (see Note 3). The Trustee pays benefits and expenses upon the written direction of the Plan Administrator.

     Amounts contributed by the Company which are forfeited by participants as a result of the participants' separation from service prior to becoming 100% vested may be used to reduce the Company's required contributions. Pending application of the forfeitures, the Company may direct the Trustee to hold the forfeitures in cash or under investment in a suspense account. If the Plan should terminate with any forfeitures not applied against Company contributions, they will be allocated to then current participants in the proportion that each participant's compensation for that Plan year bears to the compensation for all such participants for the Plan year.

     Any participant who has a separation from service for any reason except death, disability or attainment of age 65 shall be entitled to receive his vested account balance. Upon death, disability or attainment of age 65, a participant's account becomes fully vested in all Company contributions regardless of the participant's years of service. Generally, distribution will start no later than 60 days after the close of the Plan year in which the participant's separation from service occurs, subject to certain deferral rights under the Plan. The distribution alternatives permitted are a lump sum payment, an annuity, installments over a period of time or any combination of the foregoing.

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, each participant's account balance will become fully vested.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (Continued)
--------------------------------------------------------------------------------


3.   INVESTMENT OPTIONS

     Upon enrollment in the Plan, a participant may direct employer and employee contributions in whole percentage increments among one or more of the funds listed below. A brief summary of the Funds, as described in each Fund's prospectus (where applicable), is as follows:

     a. Dodge and Cox Balanced Fund - The assets of the Dodge and Cox Balanced Fund are invested in equity securities and fixed income obligations issued by corporations. The returns on these investments vary as the stock and bond markets fluctuate and there is no guarantee of principal or rate of return.

     b. Fidelity Blue Chip Growth Fund - The assets of the Fidelity Blue Chip Growth Fund are invested in equity securities of well-established companies. The returns on these investments vary as the stock markets fluctuate and there is no guarantee of principal or rate of return.

     c. PBHG Growth Fund - The assets of the PBHG Growth Fund are invested primarily in equity securities of mid-sized companies. The returns on these investments vary as the stock markets fluctuate and there is no guarantee of principal or rate of return. (The PBHG Growth Fund replaced the Crabbe Huson Fund effective December 31, 1996.)

     d. Ivy International Fund - The assets of the Ivy International Fund are invested in equity securities which are principally traded in European, Pacific Basin and Latin American markets. The returns on these investments vary as the stock markets fluctuate and there is no guarantee of principal or rate of return.

     e. Comcast Stock Fund - Subsequent to the Stock Swap Date (see Note 2), the assets of the Comcast Stock Fund, including earnings thereon, are invested solely in the Company's Class A Special Stock. Prior to the Stock Swap Date, certain prior account balances were invested solely in the Company's Class A Stock. The Trustee purchases the stock at prevailing rates in the open market and, in the normal course of business, sells such stock to meet the distribution requirements of the Plan. The value of the Comcast Stock Fund fluctuates and there is no guarantee of principal or rate of return.

     f. Stable Value Fund - The assets of the Stable Value Fund are invested in a diversified group of high- quality, fixed-income investments consisting of investment contracts which are obligations of creditworthy life insurance companies and commercial banks, high-quality debt securities which are held by the Plan within contracts that are intended to minimize market volatility, and short-term money market instruments. The Fund's investment return typically fluctuates within a narrow range as interest rates rise and fall. Although the Fund's objective is to preserve the principal investment, there is a potential for loss if the issuing institutions suffer insolvency. (The Stable Value Fund replaced the John Hancock Guaranteed Investment Fund effective October 1, 1995.)

     The selection of investments from the options listed above is the sole responsibility of each participant. Each participant assumes all risks connected with any decrease in the market value of any securities in these funds, and such funds are the sole source of payments under the Plan. If no investment direction is made by a participant, the participant's account is invested in the Stable Value Fund at the direction of the Plan Administrator.

4.   INVESTMENTS

     The Plan's investments are held by a bank-administered trust fund and are presented in the following table. Investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 1997 and 1996 are separately identified (number of shares/units are rounded to the nearest whole share or unit).

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (Continued)
--------------------------------------------------------------------------------

                                                               December 31, 1997
                                                                              Fair
                                                           Number of      or Contract
                                                         Shares/Units         Value
          Mutual Funds
              Dodge and Cox Balanced Fund                    258,527     $ 20,218,907
              Fidelity Blue Chip Growth Fund                 866,413       39,071,781
              PBHG Growth Fund                               401,843        5,695,881
              Ivy International Fund                         140,506        5,688,630
                                                                         ------------
                                                                           70,675,199
                                                                         ------------

          Comcast Stock Fund
              Class A Special Stock                        1,194,276       37,694,328
              Cash                                                          1,450,289
                                                                         ------------
                                                                           39,144,617
                                                                         ------------

          Stable Value Fund
              Investment Contracts                                         29,194,986
              Cash                                                          5,079,040
                                                                         ------------
                                                           3,031,265       34,274,026
                                                                         ------------

          Participant Loan Fund
              (interest rates from 7.00% to 10.00%;
              maturities from 1998 to 2002)                                 6,174,371
                                                                         ------------
                                                                         $150,268,213
                                                                         ============

                                                              December 31, 1996
                                                                            Fair
                                                           Number of     or Contract
                                                         Shares/Units       Value
          Mutual Funds
              Dodge and Cox Balanced Fund                   209,511     $13,520,611
              Fidelity Blue Chip Growth Fund                744,854      26,443,398
              PBHG Growth Fund                              238,254       3,483,526
              Ivy International Fund                         64,229       2,303,811
                                                                       ------------
                                                                         45,751,346
                                                                       ------------

          Comcast Stock Fund
              Class A Special Stock                       1,114,844      19,858,161
              Cash                                                        3,692,819
                                                                       ------------
                                                                         23,550,980
                                                                       ------------

          Stable Value Fund
              Investment Contracts                                       22,336,491
              Cash                                                        8,868,582
                                                                       ------------
                                                          2,926,956      31,205,073
                                                                       ------------

          Participant Loan Fund
              (interest rates from 7.00% to 10.00%;
              maturities from 1997 to 2001)                               4,658,990
                                                                       ------------
                                                                       $105,166,389
                                                                       ============

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (Continued)
--------------------------------------------------------------------------------


     The contract and fair values of assets included in the Stable Value Fund were $34,274,026 and $34,327,825, respectively, as of December 31, 1997, and $31,205,073 and $31,180,198, respectively, as of December 31, 1996. The average yield of investment contracts held as of December 31, 1997 and 1996 was 6.18% and 5.90%, respectively. The average yield on investment contracts for the year ended December 31, 1997 and 1996 was 6.16% and 6.26%, respectively.

5.   PARTICIPANT LOANS AND HARDSHIP WITHDRAWALS

     Participants may borrow from their Plan account subject to the approval of the Plan Administrator in accordance with applicable regulations issued by the Internal Revenue Service ("IRS") and the Department of Labor. In general, participants may borrow a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of the participant's nonforfeitable accrued benefit on the valuation date (as defined by the Plan) last preceding the date on which the loan request is processed by the Plan Administrator. The maximum term of a loan is five years. Interest accrues at a rate charged by commercial lenders for comparable loans on the date the loan application is approved. Loan transactions are treated as a transfer from (to) the investment fund to (from) the participant loan fund.

     Participants may withdraw all or a portion of their benefits derived from salary reduction, rollovers or the vested portion of their employer contributions, and earnings thereon, on account of hardship, as defined by the Plan and applicable IRS regulations. Under these rules, the participant must exhaust the possibilities of all other distributions, loans, etc.
     available under the Plan and meet certain other requirements. Upon receiving a hardship withdrawal, the participant's elective contributions are suspended for twelve full calendar months.

6.   BENEFITS PAYABLE

     The following is a reconciliation of net assets available for benefits per the Plan's financial statements to the Plan's Form 5500:

                                                                                        December 31,
                                                                                 1997                  1996
     Net assets available for benefits per the financial statements           $150,268,213         $105,166,389
     Less: amounts allocated to withdrawing participants                                                (57,268)
                                                                              ------------         ------------
     Net assets available for benefits per the Form 5500                      $150,268,213         $105,109,121
                                                                              ============         ============

     The following is a reconciliation of benefits paid to participants or beneficiaries per the Plan's financial statements to the Plan's Form 5500:

                                                                  Year Ended December 31,
                                                            1997             1996           1995
     Benefits paid to participants or beneficiaries
       per the financial statements                     $ 8,976,434      $ 9,938,625     $ 3,757,342
     Add: amounts allocated to withdrawing
       participants at end of year                                            57,268
     Less: amounts allocated to withdrawing
       participants at beginning of year                    (57,268)
                                                        -----------      -----------     -----------
     Benefits paid to participants or beneficiaries
       per the Form 5500                                $ 8,919,166      $ 9,995,893     $ 3,757,342
                                                        ===========      ===========     ===========

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (Concluded)
--------------------------------------------------------------------------------


7.   ADMINISTRATION OF THE PLAN

     The Company, as Plan Administrator, has the authority to control and manage the operation and administration of the Plan and may delegate all or a portion of the responsibilities of controlling and managing the operation and administration of the Plan to one or more persons.

8.   FEDERAL TAX CONSIDERATIONS

     a. Income Tax Status of the Plan - The Plan received a determination letter dated December 19, 1995 in which the IRS stated that the Plan, as amended and restated effective January 1, 1993, is qualified and that the trust established under the Plan is tax-exempt. The Plan has been amended since receiving the determination letter (see Note 2). The Company believes that the Plan continues to comply in form and operation with the applicable requirements of the Code. Therefore, the Company believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 1997. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     b. Impact on Plan Participants - Matching contributions and salary reduction contributions, as well as earnings on Plan assets, are generally not subject to federal income tax until distributed from a qualified plan that meets the requirements of Sections 401(a), 401(k) and 401(m) of the Code.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                                FEIN #23-1709202
                                                                PLAN #001

                                                           Description of Investment,
                Identity of                                 Including Maturity Date,                                     Fair
          Issue, Borrower, Lessor                           Rate of Interest, Par or                                  or Contract
             or Similar Party                                    Maturity Value                     Cost                 Value
Mutual Funds
      Dodge and Cox Balanced Fund                           258,527 shares/units             $    17,739,427      $    20,218,907
      Fidelity Blue Chip Growth Fund                        866,413 shares/units                  32,872,974           39,071,781
      PBHG Fund                                             401,843 shares/units                   5,732,954            5,695,881
      Ivy International Fund                                140,506 shares/units                   5,433,556            5,688,630
                                                                                             ---------------      ---------------
                                                                                                  61,778,911           70,675,199
                                                                                             ---------------      ---------------

Comcast* Stock Fund
      Class A Special Stock                               1,194,276 shares/units                  22,719,463           37,694,328
      Cash                                                                                         1,450,289            1,450,289
                                                                                             ---------------      ---------------
                                                                                                  24,169,752           39,144,617
                                                                                             ---------------      ---------------

Stable Value Fund
      Investment Contracts                                                                        29,194,986           29,194,986
      Cash                                                                                         5,079,040            5,079,040
                                                                                             ---------------      ---------------
                                                          3,031,265 shares/units                  34,274,026           34,274,026
                                                                                             ---------------      ---------------

Participant Loan Fund
      (Interest rates from 7.00% to 10.00%;
      maturities from 1998 to 2002)                                                                6,174,371            6,174,371
                                                                                             ---------------      ---------------
                                                                                             $   126,397,060      $   150,268,213
                                                                                             ===============      ===============


* Comcast is a party-in-interest to the Plan.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------


                                                                FEIN #23-1709202
                                                                PLAN #001

                                                                                                            Current
                                                                                   Expense                  Value of
                                                                                  Incurred                  Asset on
                                           Purchase     Selling      Lease          with        Cost of    Transaction     Net Gain
Identity of Party Involved/                 Price        Price       Rental     Transaction      Asset        Date         or (Loss)
Description of Asset

Category (iii)--Series of Transactions
in Excess of 5% of Plan Assets

Mutual Funds
      Dodge and Cox Balanced Fund        $ 7,643,332   $ 2,618,465  $           $             $ 2,268,262  $ 2,618,465    $ 350,203
      Fidelity Blue Chip Growth Fund      12,803,290     5,911,496                              5,097,632    5,911,496      813,864
      PBHG Growth Fund                    13,570,188    11,197,029                             11,226,525   11,197,029      (29,496)
      Ivy International Fund               4,613,195     1,450,929                              1,321,721    1,450,929      129,208

Comcast Stock Fund
      Class A Special Stock               16,078,741    16,406,150                             16,343,086   16,406,150       63,064

Stable Value Fund
      Investment Contracts                29,739,300    27,613,595                             27,613,595   27,613,595


There were no category (i), (ii) or (iv) reportable transactions during 1997.

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 33-41440 and 33-63223 of Comcast Corporation on Form S-8 of our reports dated February 27, 1998 and June 19, 1998 appearing in the Annual Report on Form 10-K of Comcast Corporation for the year ended December 31, 1997 and in the Annual Report on Form 11-K of the Comcast Corporation Retirement-Investment Plan for the year ended December 31, 1997, respectively.




/s/ DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
June 29, 1998

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                            THE COMCAST CORPORATION
                                            RETIREMENT-INVESTMENT PLAN



                                            By: Comcast Corporation
                                                Plan Administrator



June 29, 1998                               By: /s/ Joseph J. Euteneuer
                                                --------------------------------
                                                Joseph J. Euteneuer
                                                Vice President and
                                                Corporate Controller